June 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jason Weidberg

Arthur Sandel

Re:	Atmos Energy Corporation

Atmos Energy Kansas Securitization I, LLC

Registration Statement on Form SF-1

Filed February 28, 2023

File Nos. 333-270078 and 333-270078-01

Dear Mr. Weidberg and Mr. Sandel,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atmos Energy Corporation and Atmos Energy Kansas Securitization I, LLC hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on June 8, 2023 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call George Vlahakos of Sidley Austin LLP at (713) 495-4522 as soon as the registration statement has been declared effective.

Sincerely,

Atmos Energy Corporation

By:	/s/ Christopher T. Forsythe
Name:	Christopher T. Forsythe
Title:	Senior Vice President and
Chief Financial Officer

cc:	Ashley Burton, Atmos Energy Corporation

George Vlahakos, Sidley Austin LLP